**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated February 27, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F <u>X</u>**     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u>  </u>     **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u>  </u>     **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u>  </u>     **No <u>X</u>**

Enclosure: Press release **NEWS RELEASE – Change to the South African Dividend Withholding Tax Rate and Impact on Cash Dividend Declaration**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

**27 February 2017**

# NEWS RELEASE

**CHANGE TO THE SOUTH AFRICAN DIVIDEND WITHHOLDING TAX RATE AND IMPACT ON CASH DIVIDEND DECLARATION**

Shareholders are referred to the announcement released on the Stock Exchange News Service on 21 February 2017 in which they were advised, inter alia, that the Board of Directors of AngloGold Ashanti had resolved to declare a gross cash dividend to shareholders recorded in the register of the company on 24 March 2017.

Shareholders are now advised that, consequent to the announcement by the South African Minister of Finance, Pravin Gordhan of an increase in the South African dividend withholding tax ("DWT") rate from 15% to 20%, in his budget speech of 22 February 2017, the DWT applicable to the gross cash dividend per ordinary share of 130 South African cents to be paid to shareholders is 20%, with effect from 22 February 2017.

The net dividend amount per ordinary share is accordingly 104 South African cents and not 110.50 South African cents as previously announced.

The salient dates and times and other information provided in respect of the dividend declaration announced on 21 February 2017 remain unchanged.

27 February 2017

**Ends**

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

**Contacts**

*Media*

Chris Nthite +27 11 637 6388/+27 83 301 2481 cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com

General inquiries media@anglogoldashanti.com

**Investors**

Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com

Fundisa Mgidi +27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU


Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 27, 2017

By:      /s/ M E SANZ PEREZ

Name:    M E Sanz Perez

Title:      EVP: Group Legal, Commercial & Governance